Exhibit 99.1

Business Due Diligence

TouchTunes Music Corporation

Final Report

November 29, 2004

This document is exclusively intended for selected client employees. Distribution, quotations and duplications – even in the form of extracts – for third parties is only permitted upon prior written consent of A.T. Kearney.

A.T. Kearney used the text and graphs compiled in this report in a presentation; they do not represent a complete documentation of the presentation.

Disclaimer

A.T. Kearney is acting as a strategic advisor to TouchTunes Music Corporation in connection with the assessment of prospects for value creation in its digital jukebox business.

The intent of our advisory service is to support TouchTunes Music Corporation within the framework of an evaluation process to be conducted. In rendering our advisory service, we will assume that the information given to us, be it orally or in writing, is true and correct and that we have not been deprived of material information. In rendering our advisory service we have worked in accordance with our worldwide internal quality assurance program. With regard to evaluation questions, both with respect to the verification of evaluations by third parties as well as with respect to our own evaluation, we have taken into consideration the knowledge we were provided with and the knowledge available to us. To the extent possible, recognized evaluation principles have been used in this regard. Apart from that, the evaluations have been made or verified, as the case may be, under plausibility aspects.

Our advisory service shall be construed in accordance with Canadian law. Exclusive venue for all disputes shall be Toronto. Our liability for our service vis-à-vis TouchTunes Music Corporation shall be limited to illicit intent and gross negligence. For indirect damages, such as financial loss as well as for lost profits, we shall only be held liable in case of illicit intent or gross negligence of our general managers. In case of material breach of our most important contractual obligations we shall also be liable for the negligence of our employees. In cases in which we are liable, except in case of illicit intent of one of our general mangers, our liability shall be restricted to the maximum amount of our consulting fees in respect to all types of damages incurred in one damaging event. We exclude any liability vis-à-vis third parties.

Signed on behalf of Graeme K. Deans, Vice President

Contents

•	Project Methodology

•	Assessment of TouchTunes Core Digital Jukebox Business
• Industry and Market Analysis
• Competitor Assessment
• Value Chain and Customer Economics Assessment
• Challenges for the Future

•	TouchTunes Expansion Opportunities

•	Summary of Recommendations

•	Valuation and Investor Exit Strategies

•	Next Steps

•	Appendix

Project Methodology

Project methodology

	1. Develop Market Size and Growth Projections	2. Understand Competition and Channels To Market	3. Review Existing Business Plan and Business Model	4. Prepare Shareholders’ Investment Recommendation

Key Issues:

•   What is TouchTunes’ addressable market size? What assumptions are built into this projection?

•   What is the expected growth rate for TouchTunes’ addressable market? What assumptions are built into this projection?

•   What factors could cause the market size or growth rate to be significantly different than the projection? Why?

•   New technologies

•   Music copyright laws

•   What characteristics does the typical TouchTunes customer exhibit?

•   Bar / Nightclub

•   Restaurant

•   Office lobby / Retail (future)

•   Which customer segments are most attractive? What are the potential switching criteria? What customer segments may emerge in the future?

•   What are the competitive dynamics in TouchTunes’ industry? Who are the leaders and why? Is there a consolidation opportunity?

•   What are the channels to market, how are they changing, and what dynamics exist among distributors?

•   Are the assumptions in TouchTunes’ existing business plan realistic?

•   What revenue and market share could TouchTunes reasonably expect to obtain?

•   How is TouchTunes perceived by customers? How strong is the company in comparison with its competition in terms of technology, pricing, service and other key criteria

•   What are the drivers of value in TouchTunes’ business and how much is TouchTunes estimated value and potential future value?

•   How strong is the future potential for TouchTunes’ business?

•   What options does TouchTunes have to increase the value of its business over the next 2-3 years? What are the costs and challenges of increasing the value?

•   Who might be a potential buyer for TouchTunes and what should shareholders’ exit strategy be?

Deliverables:	• Projection of TouchTunes addressable market size and future growth rate • Assumptions built into market projection	• Detailed understanding of customer and competitive dynamics and trends • Distributor and channel-to-market dynamics and implications for TouchTunes	• Assessment of TouchTunes’ strengths and weaknesses, opportunities and threats • Valuation range for TouchTunes	• Recommendations to maximize TouchTunes’ value creation • Recommendation on shareholders’ most attractive investment option

Summary of completed external interviews

Category	Count	General Profile	Comments

Operators	20+	• Included 5 large operators (100+ JBs)	• Larger operators with 75+ JBs have migrated to digital substantially • Smaller operators hesitate to switch to digital

Establishments	30+	• Bars and Taverns • Bowling alleys • Night Clubs • National Retail Chains

•   Establishments that have juke boxes as the primary source of music are declining

•   “Nostalgia” factor will keep traditional juke boxes in the market

•   Muzak, DMX and Music Choice have established presence within national chains. Satellite radios are gaining traction in the marketplace

Distributors	6	• Distribute coin-op machines	• No significant value-add in the chain, but they play the role due to historic reasons

Industry Associations	4	• AMOA, AAMA, JLO, ATE	• Organizations do not have full control on the operators and are unaware of the exact number of juke boxes • More than 25% of juke boxes are unlicensed

Publications	3	• Vending Times, Playmeter, Coinslot	• Key industry publications and white papers

PE firms and Other	5	• Firestone • Blackstone • SWSA	• Provides financing for amusement machines • Operators who have financed digital JBs default rarely

Summary of completed internal interviews

•      TouchTunes Music Corporation

•      John Perrachon

•      Matthew Carson

•      Guy Nathan

•      TouchTunes Strategic Committee of the Board of Directors

•      Tony Massonardi

•      Bob Jamieson

•      Bill Meder

•      Marc Ferland

Assessment of TouchTunes Core Digital Jukebox Business

•   Industry and Market Analysis

•   Competitor Assessment

•   Value Chain and Customer Economics Assessment

•   Challenges for the Future

The jukebox industry value chain is driven by Operators, who own and operate jukeboxes on behalf of Venue Owners

Manufacturer	• Manufactures Traditional or Digital • Traditional jukebox makers sell equipment only • Digital jukebox makers sell equipment and music downloads

Distributor	• They represent the traditional method of distributing juke boxes and other coin-op machines to operators • They do not add significant value, but provide access to all operators

Operator	• Own and operate juke boxes • Primary decision makers on the type of juke boxes that go into a location • Share revenues with location owners

Venue Owner	• Bar, restaurant or nightclub owner • Provide space for juke boxes • Look for incremental revenue from juke boxes by: • Coin revenue sharing with operators • Increased sale in the establishment

The economics of the Operator and Venue Owner businesses drive sales revenue and profits of jukebox manufacturers

Manufacturer	Distributor	Operator	Venue Owner

Value Added:	Value Added:	Value Added:	Value Added:
• Revenue from jukebox sales • In the case of digital jukeboxes, continued revenue is made via music downloads	• Provide financing for equipment sales	• Provide weekly revenue stream from coinage	• Contribute to ambiance • Encourage customers to stay longer • Provide incremental revenue

Pricing Structure:	Pricing Structure:	Pricing Structure:	Pricing Structure:
• Equipment pricing include dealer margins and operator discounts • Music service pricing model includes fixed as well as pay-as-you-play models	• Prices equipment at MSRP • Often works with a financier to help finance operators	• If CD jukebox, splits 50-50 with location owner • If digital, collects a music fee from the top and shares the remaining collection	• Mostly splits revenue evenly, after covering cost of music

Economic Drivers:	Economic Drivers:	Economic Drivers:	Economic Drivers:
• Component costs	• Wholesale cost	• Cost of labor	• Location characteristics
• Licensing fees and legislations	• Incentives	• Cost of music	• DWI legislation
		• Registration fees	• Smoking bans
• Location economics

Digital jukeboxes are gaining increasing acceptance in the marketplace

Interview Responses

	Distributors	Operators	Locations	Associations/ Publications
Selection	5	4	5	4

Revenues	4	5	4	5

Ease of Maintenance	4	4	4	4

Pricing Transparency		1		2

Price of Equipment	2	3	2	1

Reliability		4	2

5 Very Good

4 Good

3 Neutral

2 Bad

1 Very Bad

“No need to buy entire CD’s for one or two songs”

“I have been in this business since 1962, and total songs purchased has drastically decreased, but increased revenue per song flattens out the revenue curve.”

“There is no longer a need to go to all my locations and replace CD’s.”

The neat look and name-brand hardware definitely don’t hurt marketing, but they also don’t move machines”

“The third parties are taking any additional profits and analyzing my numbers; they could be future competitors.”

“I will switch to digital when prices cut in half”

“After a power outage, rebooting the digital jukebox often takes 20 minutes, killing our atmosphere”

“I don’t like to wait for customer service to get into MY machine”

A. T. Kearney estimates an installed base of roughly 160,000 jukeboxes in the United States today

2004 Size of Installed Base For Jukeboxes in the US

(Number of Jukeboxes in Thousands)

Industry Insights & Analysis

•             All Vinyl and CD juke boxes are required to be licensed by JLO for legal operations, but not all are licensed

•             Based on JLO and Playmeter Estimates, nearly 1/3rd of jukeboxes in the US are unlicensed(3)

•             Digital juke box license fees for music are collected as a part of subscription fee

Total Juke Box Installed Base = 113,000 (licensed) + ~47,000 (unlicensed)

Note:	(1) Approximation by AMOA President and JLO President
(2) Includes licensed juke box numbers only
(3) Based on Operator interviews, AMOA survey

Source:	AMOA, Vending Times, Play Meter Magazine, Operator/Distributor Surveys, A.T. Kearney analysis

In a flat installed base environment, jukebox generated revenues have been increasing at 3.9% per year, primarily driven by increased revenue from digital jukeboxes

Number of Licensed U.S. Jukebox Units (Thousands)		Total US Jukebox Revenue (2001 – 2003) (US $MM)

Average Revenue per week by Type (US $)

Type	2003
CD	$101
Vinyl	$33
Digital	$204

Source:                      AMOA, Vending Times, Play Meter Magazine, Operator/Distributor Surveys, A.T. Kearney analysis

Evolution histories of vinyl and CD jukeboxes suggest digital jukeboxes will penetrate the market rapidly over the next 5 years

Juke Box Market Evolution

•             Tracing evolution of juke boxes:

•              78’s were replaced by 45’s in 4 years

•              CD’s replaced 45’s over 7 years. The longer delay was due to the introduction of combination juke boxes

•             Digital juke boxes could represent 51% to 80% of the market penetration by 2008:

•              Certain Vinyl and CD juke boxes will remain in bars for “nostalgic” reasons

•              Locations where juke boxes are significant revenue generators, will migrate to digital to increase revenues

Source: Operator/Distributor Surveys, A.T. Kearney analysis

The addressable digital jukebox market is estimated to total ~65,000 units over the next five years

Source: AMOA, Vending Times, Play Meter Magazine, Operator/Distributor Surveys, A.T. Kearney analysis

In a flat overall market, digital jukebox technology is poised to rapidly replace CD jukeboxes

Evolution of Installed Base For Jukeboxes in the US (2004-2008)

CD To Digital Conversion Drivers

•             Increased revenue per jukebox for operators and venue owners

•             Greater song selection

•             Less maintenance / ability to service and update remotely

•             Potential to add advertising and/or video games to touch screen

Source: AMOA, Vending Times, Play Meter Magazine, Operator/Distributor Surveys, A.T. Kearney analysis

Jukeboxes compete with other forms of entertainment in restaurants, bars and nightclubs

Locations: Bars/ Grills, Night Clubs, Restaurants

	Jukeboxes	Other Coin-Operated Amusement Machines	Competing Entertainment

Product	Coin-operated juke box, non-coin operated juke box	Arcade games	TV, Live music (DJ), Karaoke, Satellite Radio
Value Proposition to Venue Owners	• Make customers stay longer • Additional revenue from played music	• Make customers stay longer • Additional revenue from coinage	• Provide customers with entertainment while in establishment
Industry Trends

•             Trendy bars and restaurants that carry juke boxes, want them for ‘nostalgia effect’

•   Restaurants with high-volume business do not want customers to stay longer

•   End-customers have access to current music through iPods, etc.

		• Localized to sports bars and bowling alleys • More appealing to teenagers • Faces the same challenges as jukeboxes • Slot machines and other gambling machines being cracked down	• Music oriented bars are offering live music to attract customers • Piped music has become common in several urban establishments

Source: Play Meter Magazine, A.T. Kearney analysis, Sacramento Business Journal, UNLV

The revenue generation potential of digital juke boxes is extremely attractive in comparison with other coin-operated machines

Selected Coin-Operated Machine Attractiveness

Note: Bubble size proportional to installed base

Sources: Play Meter; AT Kearney analysis

TouchTunes’ business is comprised of a breakeven hardware manufacturing business and a high-margin music service business

TouchTunes Margin Analysis

Jukebox

	Rhapsody -	Maestro -
	CODA	Bravo

Rev/JB	$7000 - $6000	$6700 - $6000

Gross Margin	30% - 31%	24% - 26%

Margin after Sales Expenses	10% - 11%	4% - 6%

Music Service

	Coin-Op	Coin-Op
	W/O TC	With TC	Hollister

Rev/JB	~$2,000	~$2,900	?

Gross Margin	69%	73%	TBD

Margin after Sales Expenses	<60%?	~62%?	TBD

The two businesses are inextricably connected, though

Source: TouchTunes Internal Data, A.T. Kearney analysis

TouchTunes has an opportunity (and a strong incentive) to retain its market leadership position in the face of increased competitive pressure

Potential TouchTunes Market Share Evolution (2004 – 2008)

Benefits Of Gaining High Market Share Quickly

•            Higher music service revenue annuity

•            Higher profit margins

•            Greater ability to squeeze out role of distributors

•            Many competitors are in poor financial condition – TouchTunes success could force some out of business

•            European competitors are developing low price MP3-based digital jukeboxes and are targeting rapid market share gain in the US market

TouchTunes’ competitors are rapidly entering the digital jukebox market

Competitors	CD	Dig	MS	Description

eCast			X	• Music service provider only; has 20% market share
• Partnered with industry leaders Rowe, Rock-Olaand NSM, to provide compatible hardware
• Comparable technology and music offering to TouchTunes,
• Lags TouchTunes in ease of use and customer service
• Most operators are unfavorable to album-only policy and flat rate pricing

Rowe/AMI	X	X		• Competitor in juke box market, has largest installed base in the market (55%)
• Owned by Harbourgroup, who also owns Merit
• Late to enter digital juke box market, entered in partnership with eCast

Rock-Ola	X	X		• Competitor in juke box market (~10% market share)
• Operators cited poor product quality. Some operators stated Rock-ola was their backup brand if Rowe changed content providers.

NSM	X	X		• One of several leading European competitors, based in the UK
• Manufactures low-end / value-priced jukeboxes

Wurlitzer	X			• Continued to associate the product to the old fashioned vinyl machines
• Experts believe the decision to not switch to digital will prove costly

Substitutes			X	• Other alternatives for customers who do not have a juke box include: Karaoke, live bands, piped music from Muzak, DMX & Music Choice and satellite radio from XM and Sirius

TouchTunes’ music service is considered better than that of ECast, but the gap may be narrowing

Shaded box indicates advantage

Comparison Criteria	TouchTunes	ECast

Jukebox Hardware	• Manufactured by TouchTunes • Includes high-quality components such as Bose speakers	• Manufactured by traditional OEMs such as, Rowe and Rock-Ola • Quality of components vary

Music Service Features	• Provides over 140,000 songs	• Provides over 100,000 songs
	• Songs can be selected by title	• Songs can be selected as albums only
• TuneCentral feature increases revenues to operators and TouchTunes

Pricing	• Pricing plan is flexible: includes both pay per play and flat rate pricing	• Flat rate pricing only
• More value to customers than ECast

Distribution	• Traditional coin-op machine distributors and direct sales • Largest US distributor does not carry TT jukebox	• Traditional juke box market leaders Rowe and Rock-Ola distribute machines through national dealers • Significant advantage in channels

Service & Support	• TouchTunes service and support are considered best in the industry	• Alliance type relationship ECast and OEMs impact service quality

Intangibles	• First mover advantage • Established reputation as technology leader in digital jukebox industry	• Still perceived more as a software company as opposed to a jukebox company

At present, TouchTunes’ economics are compelling for large operators, but do not encourage conversion for smaller operators

Decision Criteria	CD Jukebox	Digital Jukebox / Large Operator	Digital Jukebox / Small Operator

Revenue Per Week	$100	$300 +	$150

Revenue Split Per Week	• Operator: $50 • Venue Owner: $50 • Jukebox Manufacturer: $0	• Operator: ~ $135 • Venue Owner: $125 • Jukebox Manufacturer: $40	• Operator: ~ $60 • Venue Owner: ~ $50 • Jukebox Manufacturer: $40

Hardware Cost	$4,500	$8,000 -$1,000 Rebate	$8,000 -$1,000 Rebate

Weekly Return On Investment	• Operator: 1.1% • Venue Owner: 1.1%	• Operator: 1.9% • Venue Owner: 1.8%	• Operator: 0.9% • Venue Owner: 0.7%

Intangibles / Other Considerations			• Limited resale value • Must be licensed • All revenue must be reported (no cheating) • >$5,000 purchase price a psychological barrier

Sources: TouchTunes; AT Kearney interviews and analysis

TouchTunes needs to develop a jukebox in the $4,000 to $5,500 price point to achieve rapid market penetration

Estimated 2008 Jukebox Demand Curve For The US Market

Observations

•             This analysis shows “best guess” estimates based on interviews and market analysis – it will need to be regularly updated and continually validated in the marketplace

•             At present, there is a distinct price point of $5,000 that is a threshold for many Operators to convert from CD jukeboxes to digital jukeboxes (see next page)

•             Going forward, competitive forces may push this price point lower

•             Several foreign competitors are entering the US market with value priced digital offerings

•             Many of TouchTunes’ US competitors are weak financially and may engage in disruptive or desperate behavior

•             It is likely that song downloading will accelerate in popularity over the next 5 years and could disrupt pricing in the marketplace

Source: AMOA, Vending Times, Play Meter Magazine, Operator/Distributor Surveys, A.T. Kearney analysis

Digital jukeboxes have several qualitative advantages over CD jukeboxes

Vinyl and CD Jukeboxes

Pros:

•             “Nostalgia Effect”- older jukeboxes fit the atmosphere; usually in the Diner setting

•             No 3rd Party- operators don’t like sharing financial figures with content providers, who are often perceived as potential future competitors

•             Resale Value- after going through the ‘location cycle’, traditional jukeboxes can be sold to home markets

Cons:

•             CD Replacement- time-consuming process is costly in CD purchases and man-hours

•             Whole Album Purchasing- no option exists for purchasing single songs, hard to restrict undesired songs on a desired CD

•             Licensing- jukeboxes must be registered through three associations, though JLO combines into one purchase

Digital Jukeboxes

Pros:

•             Reduced Labor- less man-hours required to change CDs in all locations

•             Continued Revenue- music service commissions will generate revenue when sales fall off

•             Selection- allows location to tailor music selections to the appropriate time of day/clientele

•             Increased Revenue- digital jukeboxes average almost twice the revenue per week

Cons:

•             3rd Party

•             Revenue Sharing- operators don’t like splitting revenue with another party

•             Financial Information- operators don’t like fueling the knowledge of a future competitor

•             Customer Service- operators don’t like not being able to get inside their machine to fix problems, some complain about the idle time of a C/S call

•             Re-educating the Operators- operators and locations are often not familiar with the capabilities and use of digital jukebox software

The value proposition of digital jukeboxes to Operators indicates that TouchTunes needs a lower price point solution for smaller Operators

Value Driver	Small Operator	Medium Operator	Large Operator

Coinage Revenue per Year	$7,800 (Coinage $150/ week)	$13,000 (Coinage $250/ week)	$20,800 (Coinage $400/ week)

Cost of Operation	$4,160 ($30 for Music + $50 to location) per week	$6,760 ($40 for Music + $90 to location) per week	$10,400 ($50 for Music + $150 to location) per week

Net Profit per Jukebox	$3,640	$6,240	$10,400

Payback Period @$8000 / Jukebox	26 Months	15 months	9 months

Incremental Revenue over CD Jukebox	$2,600 (50% Increase)	$5,200 (66% Increase)	$10,400 (100% Increase)

Incremental Profits over CD Jukebox	$1,300	$2,400	$5,700

Ideal Acquisition Cost for 12-18 Mo Payback	$4.500 - $5,500	$6,500 - $7,000	$10.000

TouchTunes Pricing Focus	Need Lower Price	Prefer Rebate	Maintain Price

In Progress

TouchTunes must execute three value proposition improvement actions to accelerate and drive the conversion to digital jukeboxes

Value Proposition Improvement Actions

1. Reduce Acquisition Cost For Jukebox Buyers	• TouchTunes must develop a lower-priced model to accelerate market penetration overall and, in particular, penetrate smaller Operators • Options include:
• Design a lower-cost model (offer a cheaper speaker alternative than Bose) • Outsource manufacturing to a lower cost producer • Find a way to bypass Distributors • Sacrifice margin and lower price

2. Communicate Value Proposition of Digital Jukeboxes

•             Train salesforce to focus on economic value proposition for Operators and Venue Owners

•             Orient marketing materials around two dimensions – TouchTunes service and quality advantage and economic value proposition

•             Re-launch Rowe retro-fit kit

3. Go After Untapped Customer Segments	• Opportunistically pursue new sources of revenue
• Opportunistically approaching selected national restaurant chains and retailers
• On-screen advertising (bars and nightclubs) and customer surveys (restaurants) • Selling to previous CD jukebox owners • See next chapter for more details

If TouchTunes can address these challenges, it should target selling >30,000 additional units over the next five years

Assumptions & Estimates	Digital Jukebox Market Forecast in 2004 (~80,000 Digital Jukeboxes in the US)

•   TouchTunes continues to capitalize on its market leadership position and superior quality and service

•   New digital jukebox models from Rowe, Rock-Ola and foreign entrants erode advantage somewhat

•   TouchTunes develops a lower price point hardware solution and accelerates conversion of smaller Operators

•   Competitor digital juke boxes are ~$1000 cheaper, however TouchTunes rate plans offer significant benefits to the operators

•   A.T. Kearney estimates for incremental TouchTunes serviced digital jukeboxes:

•~5,000 in 2005

•~7,000 in 2006

•~9,000 in 2007

•~9,000 in 2008 to total ~30,000 in next 5 years

Note: TouchTunes internal research indicates a current installed base of 12,500 digital jukeboxes; for consistency we showed the 15,000 number from the Play Meter industry report

Source:   AMOA, Vending Times, Play Meter Magazine, Operator/Distributor Surveys, A.T. Kearney analysis

This will position TouchTunes for 1.33 billion song downloads resulting in $50 -$60 million in gross revenues by 2008

Gross Revenue from Music Downloads(1), 2004-2008

	2004	2005	2006	2007	2008
Elite JBs	8,650	12,696	18,157	24,711	31,920
Songs/Yr	28,444
Rev/Song	$0.303
JB Rev/Yr ($MM)	$57.4	$84.2	$120.4	$163.9	$211.8
TT Rev/Yr ($MM)	$17.2	$25.2	$35.99	$48.98	$63.27
Licensing ($MM)	$5.7	$8.31	$11.88	$16.17	$20.88
Gross Rev ($MM)	$11.5	$16.9	$24.1	$32.8	$42.4

	2004	2005	2006	2007	2008
Fixed JBs	4,325	6,348	9,078	12,355	15,960
Songs/Yr	26,624
Rev/Song	$0.04
Rev/Yr-var ($MM)	$4.6	$6.8	$9.7	$13.2	$17.0
Rev/Yr-fix ($MM)	$2.2	$3.3	$4.7	$6.4	$8.3
Licensing ($MM)	$2.6	$3.9	$5.6	$7.6	$9.8
Gross Rev ($MM)	$4.2	$6.1	$8.8	$12.0	$15.5

Note:   (1) Assuming new sales hit 39,000 (apr) and total TT JB’s outstanding is 48,000 (apr) by 2008.

TouchTunes Expansion Opportunities

Overview of TouchTunes expansion opportunities

TouchTunes Strategic Gameboard

Markets

1. International markets do not appear to be an attractive expansion opportunity for TouchTunes because they are smaller than the US market and the competition is strong

•                  Major markets are in Europe and English-speaking Asian countries or countries with American heritage or influence

•                  Addressable market is only ~ 40,000 units

•                  Several strong competitors exist, and all are targeting the digital market with low-cost, innovative products

•                  MP3-based technology

•                  On-screen advertising

•                  Internet and e-mail capability on-screen

•                  CD to Digital conversion kits

•                  The stronger competitors are targeting the US market as well

•                  Finally, organizational and distribution start-up costs would be high, with a lower degree of management control than in the US market

Outside the US, the jukebox installed base is estimated at 63,000 units, but the addressable digital market is only ~ 40,000 units in Europe

2004 Size of Installed Base For Jukeboxes in Rest of World

Observations

•                  Europe

•                  Major markets include UK, Germany and Eastern Europe

•                  Several digital “value competitors” are competing with inexpensive wall units that have advertising and MP3 download capabilities

•                  Wealthy individuals collect old vinyl and CD jukeboxes

•                  Middle East and Asia

•                  Karaoke machines are far more popular and penetrated (by 5x to 10x) in largest markets like China, Japan and Korea

•                  Major jukebox markets include Australia and New Zealand, Thailand and the Philippines

•                  Digital jukeboxes have not been widely introduced yet

•                  Wealthy individuals represent a significant part of the installed base in the Middle East

Source: ATE, Coinslot Magazine, A.T. Kearney interviews and analysis

Several international competitors are targeting digital jukeboxes and are expanding into the US market

Competitor	Observations

• Market focus: Eastern Europe, Italy and Greece
Euro Engineering	• Main business is coin-operated gambling machines
• Manufactures and distributes digital jukeboxes with MP3 technology
• 10,000 song library

• Global market focus; based in the UK
NSM Music Group	• Manufactures digital jukeboxes; music supplied by Ecast
• Actively targeting the US for expansion
• Rumored to be in financial difficulty

• UK market focus
• Manufactures digital jukeboxes; rumored to be partnering with Ecast
Sound Leisure	• Offers several product innovations
• Home jukebox model
• CD to Digital jukebox conversion kits
• Advertising on screen

• Global market focus; based in Austria
• Global digital coin-operated pinball machine manufacturer
• Aggressively targeting US market through alliance with Cadillac Jack
TAB Austria	• Offers several product innovations
• Internet and e-mail on touch screen
• MP3 downloads
• 50,000 titles

Mexico will likely be an attractive market in the future, but the lack of internet infrastructure in bars and cantinas will delay penetration

•                  AAMA and JLO estimates are that the Mexican installed base is anywhere between 20,000 and 45,000 jukeboxes, all of which are CD and vinyl

•                  Industry sources indicate that the vast majority of jukeboxes are licensed in Mexico and that the coinage per week is attractive (70%+ of US coinage rates)

•                  But, the lack of physical infrastructure for downloading in the bars/cantinas would make it very difficult for the digital JB to penetrate the Mexican market in the near term

•                  As a result, the Mexican opportunity does appear attractive, but not in the next 2-3 years

2. The national chain music service market appears attractive, but TouchTunes faces many challenges

•      National restaurant chains and clothing retailer chains represent a large and growing market

•      TouchTunes technology and IP could be utilized effectively to serve this customer base

•      However, several challenges will likely limit TouchTunes’ penetration into this market

•                  Control-oriented corporate marketing departments strongly resist having music selection carried out at the store level

•                  Muzak, DMX and XM Satellite Radio are strong, large, entrenched competitors

•                  Muzak, DMX and XM Satellite Radio are on the verge of being able to match TouchTunes technologically

Growth in restaurant industry offers an attractive market opportunity, but Operators are only interested in coin-operated juke boxes

Restaurant Industry Sales, 1970-2004(1)	Restaurant Industry Breakdown, 2004
(US $Billions)	(US $Billions)

•             Restaurants including bars/taverns are growing at 10% pa

•             National restaurant chains such as Chilis and Bennigans have chosen piped music providers to provide consistency

•             TouchTunes could potentially offer service through both coin-operated and non-coin operated juke box

TouchTunes’ value proposition and business model to serve national chain establishments relies on interactivity

Value Proposition

•                  Offer customers a wide variety of pre-programmed music channels

•                  Offer customers increased selectivity and custom music designing

•                  Tailored music channels are expected to:

•                  Increase consistency from location to location

•                  Keep customers in the store

•                  Increase customer sales

Piped Music Business Model

Three strong competitors hold the majority of the piped music market

	Muzak	DMX	XM Satellite Radio
Customer Base	• 350,000 customers • 100 Million people each day	• 200,000 customer • 10 Million Households, 30 airlines	• 2.5 Million subscribers

Product Offering	• Pre-programmed music service • Customized music service • CD, tape, digital, satellite and internet broadcasting	• Pre-programmed music service • Multimedia hardware sales/leases • CD, digital, satellite and internet broadcasting	• Access to all 120 XM Radio stations via satellite transmission

Pricing	• Initial costs vary by degree of customization • Monthly fees approximately $65	• Initial costs begins at $100 • Monthly fees are roughly $50	• Initial costs begin at $140 • Monthly fees approximately $30

Value Proposition	• Currently offers the highest degree of customized music • Currently is the industry norm, aggressive sales contracts keep Muzak strong

•             Strong relationships with cable/satellite providers give instant access to the majority of households markets

•             Offer the same broadcasting means as Muzak

•             Lower pricing is appealing to non-franchised operations

• Offers a low-cost alternative to Muzak • Single location establishments use XM with low capital outlays • Access to more titles than anyone in the music industry

Value Gaps	• Aggressive contracts scare away some customers • Higher pricing than competitors	• Less customization than Muzak • Pricing is above generic cable-provider offerings and XM	• Single broadcasting option • Lowest level of customization

New Projects	• Plan on rolling out a product which allows clients to select artists and tracks in their plan	• N/A	• Improving service offerings by signing big-name acts

Source:   Interviews with company sales reps and franchise branch managers, company websites

Currently, TouchTunes background music offerings to national chains differs from that of traditional piped music companies

TouchTunes Music Offerings		Other Piped Music Offerings
•	Highly successful test-project with Hollister division of Abercrombie and Fitch	•	Major providers include Muzak, Music Choice, and DMX

•	Target: franchised operations	•	Target: franchised and non-franchised commercial operations, residential

•	Background Music Offerings:	•	Background Music Offerings:

	• Pre-packaged- similar to other piped offerings, allows establishments to select music from genre list		• CD-ROM and satellite plan- offers over 50 plans of pre-packaged high-quality music by genre

	• Customized- locations play a flat-fee to select exactly which artists and tracks will be played and in what order		• Internet- same pre-packaged plans as CD and satellite, but locations can change their current selection remotely via the web

•	Hardware- higher equipment costs and internet connection needed for centralized control feature	•	Hardware- a receiver is required for each zone, less expensive than TouchTunes hardware

•

Other Features- centralized control through the internet allows retail customers to choose a song on a jukebox-like platform. When there are no customer selections, the background music is run from an internet controlled central location, allowing consistent, customized music in every location.

		•	Other Features- when a ‘hands-off’ music service is desired, these plans offer reasonably priced, high quality plans without the need of selecting from a list of artists and tracks

However, TouchTunes’ music service value proposition applies to limited environments where customers seek/serve captive audience

Characteristics of an ideal location include:

•                  Location:

•                  High traffic areas such as shopping centers or malls

•                  Middle or high income areas where people spend a lot of time in a purchasing environment

•                  Clientele:

•                  Thirteen to Seventeen year olds who would frequently ‘hangout’ in specific stores

•                  Travel in large groups, establishments want to keep these groups in their stores

•                  People with spare time that they can/will spend in an establishment

•                  Up to date with latest music trends, will go to an establishment if they can offer these trends

•                  Establishment Pricing and Lines of Business

•                  Merchandise/food pricing must be low enough to keep people coming and staying on a regular basis, yet high enough to warrant the cost of a $4000 music machine

•                  Merchandise/food must appeal to the target age group

Examples of businesses that meet these criteria:

•                  Neighborhood hamburger joints

•                  Clothing stores

•                  Community Centers

•                  Gymnasiums

•                  College/ professional sports locker rooms

•                  Long-haul air travel passengers

National chains represent a limited/opportunistic expansion opportunity

3. TouchTunes could offer several incremental services from its existing platforms

Service	Observations

On-screen Advertising	•	Opportunity: Operator, Venue Owner or TouchTunes to sell advertising on TouchTunes screen
	•	Interviews with Venue Owners suggest this may be an attractive incremental opportunity in bars and nightclubs
	•	In Europe, TAB and Sound Leisure report that advertising revenues account for 5% of their overall revenue

On-screen Merchandise Sales	•	Opportunity: Operator or TouchTunes to sell merchandise on-line through TouchTunes screen
	•	Interviews with Venue Owners indicate that they are not interested in this feature – “we want [patrons] to drink and eat, not buy stuff”

On-screen Video Games (Through Merit Alliance)	•	Opportunity: Operator to offer video games through TouchTunes screen during off-peak usage hours
	•	Interviews with Operators indicate some interest in this as an incremental opportunity
	•	In Europe, TAB and Euro Engineering both offer this capability and report that is has become popular with Operators and consumers

On-screen Market Research Surveys	•	Opportunity: Collect additional revenue by offering consumer market research surveys on-line through TouchTunes screen
	•	Interviews with Venue Owners suggest this may be an attractive incremental opportunity in restaurants

Integrated Background Music / Jukebox Solution	•	Opportunity: Provide background music to Venue Owners during off-peak hours, in lieu of them having both a jukebox and a music service from Muzak or a DJ stereo system
	•	Offers an opportunity to recapture >150,000 establishments that once had a jukebox and now do not
	•	However, most of these now have another music solution, or have consolidated and music solution is dictated by Corporate Marketing departments
	•	Interviews with Venue Owners indicate that pricing must be competitive with a good sound system depreciated over 5 years, and substantially less than Muzak (ie > $1,000 per year)

4. Offer music downloading services by partnering with major communications or Internet player(s)

•                                          Opportunity: Consumers gain ability to access TouchTunes music library and download songs from Internet portals, cable TV access, cellphone network operators or jukebox plug-in

•                                          Partnerships between major content providers and large network operators are being formed now

•                  Microsoft’s MSN Music is offering $0.99 song downloads, and has partnered with garagedoor.com to offer free song downloads and Internet radio for independent musicians

•                  Others include:

•                  Yahoo! And MusicMatch

•                  MVNOs (Mobile Virtual Network Operators) like Rogers Wireless and MuchMusic, or Virgin and MTV (music ringtones and graphics now; MP3 downloads in the future)

•                                          While this space is still somewhat undefined and the probability of TouchTunes being able to partner with large player like Verizon, T-Mobile, Cingular, Microsoft, Yahoo! (MusicMatch) or ComCast may seem remote, it is probably worth doing a “roadshow” to see if there is interest among these players in partnering to attack this space

•                  Would require a dedicated team

•                  Must ensure that this effort does not detract from the core effort of managing the core jukebox business

•                  Would require some investment in marketing and promoting the roadshow

•                  Must be done immediately – cannot delay or partnerships will already be formed

In summary, TouchTunes can increase its top-line by 5% to 15% by selectively pursuing incremental growth opportunities

Opportunity	Overall Assessment	Revenue Potential

International Expansion	Not attractive due to smaller market, heavy competition and high start-up costs	None to Limited

National Restaurant Chains	Opportunistic – Not many chains would be interested but opportunity is good in chains that are	~ 5% additional revenue

National Clothing Chains	Opportunistic – Not many chains would be interested but opportunity is good in chains that are	~ 5% additional revenue

On-Screen Advertising	Good incremental opportunity in bars and nightclubs	< 5% additional revenue

On-Screen Merchandising	Not attractive due to resistance from Venue Owners and high inventory costs	None to Limited

On-Screen Video Games	Good incremental opportunity, particularly if Merit partnership continues	~ 5% additional revenue

On-Screen Market Research Surveys	Good incremental opportunity in restaurants	< 5% additional revenue

Integrated Background Music / Jukebox Solution	Opportunistic – Not many chains would be interested but opportunity is good in chains that are	~ 5% additional revenue

Music Downloading Through Major Partnership	Low probability but potentially high return if successful. Must be pursued immediately	High, but with low probability – pursue with a small, focused effort

Summary of Recommendations

The key to maximizing TouchTunes’ value is for it to dominate its core business

TouchTunes’ Strategic Priorities To Maximize Shareholder Value

1.	Maximize value of core digital jukebox business in the US market
	•	Reduce hardware cost to between US$4,000 and $5,500 to accelerate CD conversion and overall market penetration, particularly with small and medium-sized Operators
	•	Communicate value proposition of digital jukeboxes through salesforce and marketing materials
	•	Capture untapped market segments
	•	Target > 40,000 installed base by end 2008
2.	Selectively pursue incremental growth opportunities but ensure that they do not become distractions to management
	•	Opportunistically pursuing national restaurant and clothing retailer chains
	•	Opportunistically pursuing on-screen advertising in bars and nightclubs and market research surveys in restaurants
	•	Opportunistically pursuing on-screen video games during off-peak hours
3.	Immediately form a team to execute a roadshow to solicit partnering opportunities (or acquisition) with major communications or Internet player(s) to offer music downloading services

Valuation and Investor Exit Strategies

Valuation assumptions assume aggressive implementation and flawless execution of TouchTunes’ strategic priorities

Valuation Assumptions

•                  TouchTunes management will successfully execute the strategic priorities over the 2004-2008 timeframe and achieve the total installed base of ~45,000 units by 2008

•                  Average jukebox price will fall to US$3,750 by 2008

•                  Average number of ~500 downloads from TuneCentral per jukebox per week

•                  National chain business will double by 2008

•                  SG&A percent of revenue and R&D percent of revenue with remain essentially flat (~26% and ~10%)

•                  Based on a consensus from interviews with 5 investment banks, private equity firms and venture capital firms:

•                  Net present value discount rate used was 25%

•                  After 2008, 3% revenue and EBITDA growth rate used for terminal value calculation

•                  Price / earnings ratio: 8

•                  Price / revenue ratio: 1

Source:     TouchTunes financial and management reports, A.T. Kearney interviews, estimates and analysis

By 2008, TouchTunes has the potential to become an $80 million business in revenue with an EBITDA of over $15 million

ESTIMATES

TouchTunes Revenue and EBITDA Evolution (2004-2008)

(US$)

Source:     TouchTunes financial and management reports, A.T. Kearney interviews, estimates and analysis

TouchTunes exit strategy decision tree

Can TouchTunes		•	Stay invested
achieve a valuation of	yes	•	Support further development
>$100MM?		•	Re-assess divestiture options in 2005/2006

no

Do investors want to		•	Manage to achieve strategic objectives in core digital jukebox business
support further growth	yes	•	Opportunistically pursue growth expansion initiatives
of TouchTunes until 2006?		•	Opportunistically pursue alliance or consolidation opportunities

no		Sell to buyer at highest price

		•	Strategic investor	TouchTunes management
		•	Competitor

TouchTunes is unlikely to achieve a valuation of >$100 million within the next few years

Can TouchTunes		•	Stay invested
achieve a valuation of	yes	•	Support further development
>$100MM?		•	Re-assess divestiture options in 2005/2006

Observations

•             A.T. Kearney’s valuation suggests a value considerably lower than $100 million today – a valuation of >$100 million is unlikely to occur until 2008 or beyond with the current business strategy

•             Many of TouchTunes’ potential acquirers are in financial difficulty and may not be in a position to conduct M&A activity for several years

•             The only possibility to achieve a $100 million buyout of the TouchTunes business in the near-term would be to sell to an MVNO player or an Internet portal company

•              The probability is low, but A.T. Kearney believes it is worth investing in a roadshow to gauge interest

•              The opportunity is immediate – all of the attractive deals will be sewn up in this space within 6-12 months

•              Even if a deal is transacted, it would likely be for equity, not cash

TouchTunes’ valuation is highly likely to appreciate with several more years of consistent operating results

Do investors want to		•	Manage to achieve strategic objectives in core digital jukebox business
support further growth	yes	•	Opportunistically pursue growth expansion initiatives
of TouchTunes until 2006?		•	Opportunistically pursue alliance or consolidation opportunities

Observations

•             TouchTunes’ Board and management team should focus on achieving TouchTunes’ strategic objectives in its core digital jukebox business

•             Beyond the core business objectives, management should opportunistically pursue growth expansion opportunities by offering new on-screen services and by expanding its presence in national chains and the background music market

•             Because of the weak financial condition of many players in the industry, some attractive alliance or acquisition opportunities may become available

•              If Ecast continues to experience financial problems, their customers would be a good fit with TouchTunes - Rowe (access to installed base in US) or NSM (entry point into UK)

•              Video game player (Konami, Midway, TAB Austria) to offer complementary services over TouchTunes installed base

•              Partner with background music player to offer complementary services

•              Partner with MVNO or Internet portal company to offer music download services

•             In addition, the exit strategies of a management buyout, buyout by a private equity firm will be even more attractive.  Once the installed base has been built out, creating an income trust (based on the music service business) or perhaps even an IPO may be feasible

If TouchTunes investors choose to exit immediately, they should expect a wide variation in potential offers for the business

Do investors want to
support further growth	no		Sell to buyer at highest price
of TouchTunes until 2006?
		•	Strategic investor	TouchTunes management
		•	Competitor

Observations

•                  TouchTunes business economics are improving with each passing month – an offer of US$25 million was made for the business earlier this year, but the business would be worth more now

•                  On the other hand, many of TouchTunes’ logical potential acquirers (direct competitors, foreign competitors) are in financial difficulty and may not be in a position to conduct M&A activity for several years

•                  Management may have difficulty in raising money for an MBO because of the lack of a consistent track record of financial performance

Near-term exit strategies for investors place a discount on the risk inherent in TouchTunes’ ability to execute its strategic plan.  TouchTunes’ valuation will increase significantly after several quarters of continued growth and profitability

	Strategic	Ability To	Overall
Exit Strategy	Fit	Raise Funds	Rating	Advantages		Potential Concerns / Issues

Management buyout		?	?	•	Current management has the best chance of realizing the strategic plan	•	Ability to absorb high price-tag
						•	Lack of “deep pockets” may limit ability to invest in new opportunities
				•	Limited risk of key employee turnover

Sell the company to Harbour (private equity firm that owns Rowe and Merit)				•	Significant synergies with Rowe and Merit	•	Bottom-fishing attitude might lower the price of the firm (“You need us more than we need you”)
				•	Deep pockets
				•	Willingness / ability to roll-up industry

Sell to a private equity firm or other financial investor	X		?	•	Deep pockets	•	Bottom-fishing on price is a possibility
				•	Will value future music services annuity
				•	Willingness / ability to roll-up industry

Sell to an Ecast partner to provide superior captive music service capabilities		X	?	• Synergies • Consolidates industry		•	All of Ecast’s customers are rumored to be in poor financial condition

Recommended exit strategy

•             Exploit TouchTunes’ market leadership position and execute core US digital jukebox market business strategy

•             Ensure 2-3 consecutive, profitable years of performance (2004, 2005 and 2006) to put in place a consistent track record of financial results

•             Sell company in the second half of 2006

•              PE firm

•              Harbor

•              Management buyout

•              Income trust or IPO may also become valid options depending on how much of the installed base TouchTunes is able to capture

•             At the same time, immediately conduct a “roadshow” with a separate, dedicated team to MVNOs and Internet portal companies to see if synergies (through partnership or acquisition) are possible

Next Steps

Next Steps

•             Present final report to Board of Directors on December 17th

Appendix

• Selected Interview Quotes

• SWOT Analyses

Operator Insights

Summary:

Operators are the primary influencers on the type of jukebox to be deployed in locations 64% of operators predict that within 5 years, digital jukeboxes will constitute over 50% of the market

Bigger operators have started migrating to digital jukeboxes, and most of them are positive about digital juke boxes

Smaller operators are not excited by digital juke boxes. This may be due to:

•    They do not like the content providers knowing the amount of revenues generated

•    Smaller operators feel that the content provider is taking 25-30% of the revenue while not assuming any of the risk, muscling the operators out of the market.

Quotes:

A small operator in Texas says, “I am seeing huge savings in man-hours and updating costs. Twice the revenue per machine isn’t bad either.”

A small operator in Massachusetts says, “I don’t have any digital jukeboxes and I haven’t looked into them because I know they are over $10,000 per machine.”

A large operator in rural Illinois says, “Currently 20% of my jukeboxes are digital, but I expect that to be 50% within a year, and 80% in the near future

Bar/Restaurant/Night Club Venue Owner Insights

Summary:

Locations generally appreciated the increased selection of music along with the increase in revenues from the digital machine.

The majority of locations with a digital jukebox had very positive things to say, especially concerning TouchTunes.

Customer service and reboot issues were referenced on multiple occasions, but the magnitude of the complaint was low.

Quotes:

A large family bar and grille in Texas says, “I have one digital and one CD jukebox. The digital box bring in better revenues but when it loses power, it takes 20 minutes to reboot. Also, we have trouble controlling the environment when patrons can choose their own music.”

A Director of Operations for a major nationwide restaurant chain said, “I like the product and think it will drastically increase in popularity in the next five year once people fully understand the digital jukebox’s capabilities.”

Distributors/Industry Associations Insights

Summary:

AMOA and AAMA representatives are confident about the continued increase in use and revenues from the digital jukebox. Disappearing locations and negotiations with the content providers are key issues for the digital jukebox.

Television (sporting events), Live Music, Karaoke and In-house Stereo Systems were among those named as secondary competitors, yet none of these have made major innovations in the past 3-5 years that would drastically change the future position of the jukebox industry more than it already has.

Quotes:

A distributor in Louisiana says, “I sell CD and digital jukeboxes and digital jukeboxes are better in every aspect. I have no problem with the current prices and see no fundamental problem with the content provider arrangement.”

A board-member at the AMOA says, “The overall jukebox industry is decreasing due to external factors such as DWI laws and smoking bans, but the digital jukebox is poised for change. I expect the amount of digital jukeboxes on location to triple in size in the next three years.”

Music Service Insights

Summary:

Piped commercial music services appear to be penetrating the jukebox market. It has become the norm in retail and restaurant chains due to their reliability, availability and relatively low cost structures.

Jukebox operators have stated that piped music services are the way of the future, but feel that if a company could combine the selectivity of a jukebox with the background offerings of a DMX or Muzak-like service, market penetration could be large. Increased song selection is the key to successful market entry.

Those familiar with the industry believed that the selection of which provider to choose is made solely based on who delivers the chain with its other services such as internet and cable.

Quotes:

A large jukebox operator, who also works with Muzak systems, stated, “If TouchTunes could offer jukebox-like selectivity to restaurant chains, allowing them to pick the exact artists and tracks that they want in their background music, then they could penetrate 99% of the piped music market.”

A Franchise Operations employee at Denny’s Corporation said, “Our current system is Muzak. The pre-packaged plans are highly adaptable to the audience at any given time, and changes are easy and quick.”

Summary:

The two largest piped music providers have over 500,000 customers combined. Their product has become the norm in retail and restaurant chains due to their reliability, availability and relatively low cost structures.

Jukebox operators have stated that piped music services are the way of the future, but feel that if a company could combine the selectivity of a jukebox with the currently offered background choices, market penetration could be large. Muzak is currently offering customized music to its largest clients and is about to offer it to all clients.

Retail chains felt that allowing customers or low-level employees to pick specific music would not be well accepted by the corporate decision makers. They stated that current music offerings are specific enough and allowing customers to choose music would be a risk.

Quotes:

A branch manager at Footlocker, who currently uses Muzak, says, “I don’t think Corporate would be willing to change to a customer or branch-driven music system. The central office likes to control the consistency and environment of all branches.”

A manager at Sunglass Hut, who currently uses Muzak CD’s, says, “We get pre-programmed CD’s once per month. Customers would be impressed by the music option but it would probably not increase sales in our line of business.”

Quotes:

A manager at Armani Exchange, who currently uses a Muzak tape system, says, “The music definitely controls our environment and drives sales. Sometimes we bring a live DJ in and sales skyrocket. However, we don’t see much value in having customers choose music. They should be focused on purchasing merchandise, not music.”

A branch manager at Banana Republic, who currently uses DMX’s CD system, says, “We get 4 CD’s a year from corporate. They would never go for a customer or employee-driven music system. They like to control the environment from a central location.”

A manager at Abercrombie and Fitch, who currently uses a DMX CD system, says, “We currently get 1 CD per month from corporate. However, I have heard of a Hollister experiment where customers get to select the music. It appears to be doing well and I think we will have it in more locations soon.”

A manager at Guess, who uses a DMX digital system, says, “We are always changing our songs. Though having the customer choose the songs is a neat idea, they wouldn’t buy more because they like the music. If employees chose the songs, it wouldn’t boost sales because there is just as good of a chance that they will like the DMX music as the employees’ picks.”

Detailed SWOT analysis – Core Juke Box Business

Strengths			Weaknesses
4	•	Early mover advantage	4	•	Competitors have been in jukebox industry longer
4	•	High market share in digital jukeboxes			and have established presence among
5	•	Selection and variety in music is better than peers			distributors, operators and establishments
3	•	Music service provider gets better reviews than widely-used eCast and Rock-Ola	2	•	Competitors have CD juke box offerings to fall back on at present
5	•	Strong reputation with distributors, operators	4	•	High cost of digital juke boxes
3	•	Faster customer support relative to competitors	4	•	eCast has already built OEM relationships
			4	•	Financial constraints

Opportunities			Threats
5	•	Juke boxes offer 2nd highest revenues among coin-operated machines	5	•	Trends in the bar/restaurant industry impacts demand for juke boxes
5	•	Digital jukeboxes generate substantially higher revenues than traditional jukeboxes	3	•	Instability in music licensing legislation could change music service costs
5	•	Tune Central enhances revenues by 20%-50%	4	•	Established competitors seek to penetrate
3	•	Music subscriptions have been increasing			TouchTunes market share
5	•	Digital jukeboxes predicted to cannibalize the much-larger CD jukebox industry	4	•	Threat from other services: TVs, other amusement machines, piped music, etc.
			3	•	Threat from new technologies: iPod, satellite radio, music downloads through cell phones

Detailed SWOT analysis - National Chain Music Service Market

Strengths		Weaknesses
4	• Already has licensing capabilities	5	• Market is dominated by incumbents
3	• Currently offers higher degree of customization than anyone else	5	• TouchTunes’ cost structure and pricing is significantly higher than incumbents
2	• Relationship with distributors/operators	4	• TouchTunes value proposition of interactive music is not applicable to most chains
4	• Relationship with Bose, other OEMs applicable to piped	4	• No relationships with piped music operators
	music	3	• Sales staff lacks piped music focus

Opportunities		Threats
4	• Offer piped music in conjunction with digital jukebox	5	• Loss of focus on core business will result in failure in both markets
5	• Provide incentives for operators to push piped music systems	4	• Loss of invested capital in hard-to-penetrate market
3	• Enter residential market for higher-end homes